

September 15, 2022

Stephen A. Vintz
Chief Financial Officer
Tenable Holdings, Inc.
6100 Merriweather Drive
Columbia, MD 21044

> **Re: Tenable Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-38600**

Dear Mr. Vintz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Asheley Walker